UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

October 6, 2008
(Correcting Order dated March 3, 2008)

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Chartered Semiconductor Manufacturing Ltd.
File No. 333-88397 – CF#21573

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Chartered Semiconductor Manufacturing Ltd. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form F-1 filed on October 4, 1999.

Based on representations by Chartered Semiconductor Manufacturing Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.9	through February 17, 2013
Exhibit 10.12	through February 17, 2013
Exhibit 10.13	through February 17, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

L. Jacob Fien-Helfman
Special Counsel and Information Officer